Filed by BlackRock New Jersey Municipal Bond Trust
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: BlackRock New Jersey Municipal Bond Trust
Commission File No.: 811-21050
Date: May 25, 2018

Contact:

1-800-882-0052

BlackRock Announces Special Distributions Related to the Reorganization of Three Municipal Closed-End Funds

New York, May 25, 2018 - BlackRock Advisors, LLC today announced the declaration of a special distribution for BlackRock New Jersey Municipal Bond Trust (NYSE:BLJ), BlackRock New Jersey Municipal Income Trust (NYSE:BNJ) and BlackRock MuniYield New Jersey Fund, Inc. (NYSE:MYJ) (collectively, the “Funds”) in connection with the reorganizations of BLJ and BNJ into MYJ, with MYJ continuing (the “Combined Fund”) as the surviving Fund (the “Reorganizations”).

With respect to each of the Funds, the special distribution declared today represents undistributed net investment income earned through the effective date of the Reorganizations. In order to maintain status as a regulated investment company and to avoid the imposition of a corporate level income tax, each of BLJ and BNJ are required to declare a distribution of all net investment income prior to the consummation of the Reorganizations as described below. Other than the special distribution announced today, BLJ and BNJ will declare no further distributions prior to or following the Reorganizations. As this special distribution includes all net investment income earned by each Fund in earlier periods and not previously distributed, it is not indicative of the amount of the Combined Fund’s future monthly distributions.

BLJ and BNJ are declaring a special distribution that will be payable on July 2, 2018. The ex-dividend date for the distribution is June 6, 2018, and the record date is June 7, 2018. Accordingly, persons who are holders of record of BLJ or BNJ common shares on June 7, 2018 should expect to receive the distribution. The distribution payable to shareholders of BLJ or BNJ will be paid in cash. Common shares of BLJ or BNJ acquired after June 5, 2018 will not be entitled to the distribution.

MYJ is declaring a special distribution that will be payable on July 2, 2018. The ex-dividend date for the distribution is June 6, 2018, and the record date is June 7, 2018. Accordingly, persons who are holders of record of MYJ common shares on June 7, 2018 should expect to receive the distribution. Common shares of MYJ acquired after June 5, 2018 will not be entitled to the distribution.

Common shares of BLJ, BNJ, or MYJ acquired after June 5, 2018 will not be entitled to the distributions and will not be eligible to receive a distribution until an initial distribution is declared on the Combined Fund after the closing of the Reorganizations. We expect that on July 2, 2018 the Combined Fund will declare its first monthly distribution payable on August 1, 2018.

It is currently expected that the Reorganizations will be completed by the open of business on the New York Stock Exchange on June 11, 2018, subject to all regulatory requirements and customary closing conditions being satisfied. The Reorganizations, if completed, would occur based on the relative net asset values of the common shares of BLJ, BNJ and MYJ. In addition, BLJ and BNJ preferred shareholders will receive on a one-for-one basis MYJ Variable Rate

Demand Preferred Shares (“VRDP Shares”) in an amount equal to the aggregate VRDP Share liquidation preference (including any accumulated and unpaid dividends) held by BLJ and BNJ preferred shareholders immediately prior to the Reorganizations. Prior to the Reorganizations, all of the Variable Rate Muni Term Preferred Shares of BNJ were refinanced into VRDP Shares of BNJ with terms substantially identical to those of the MYJ VRDP Shares.

Distribution details are as follows:

Declaration- 5/25/2018	Ex-Date- 6/6/2018	Record- 6/7/2018	Payable- 7/2/2018

Fund	Ticker	Per-Share Distribution
BlackRock New Jersey Municipal Bond Trust	BLJ	$0.15000
BlackRock New Jersey Municipal Income Trust	BNJ*	$0.06350
BlackRock MuniYield New Jersey Fund, Inc.	MYJ	$0.11000

*$143,622 of BLJ’s distribution and $317,144 of BNJ’s distribution is return of capital.

This communication is not intended to, and shall not, constitute an offer to purchase or sell shares of any of the BlackRock funds, including MYJ, the surviving Fund in the Reorganizations.

About BlackRock

BlackRock helps investors build better financial futures. As a fiduciary to our clients, we provide the investment and technology solutions they need when planning for their most important goals. As of March 31, 2018, the firm managed approximately $6.317 trillion in assets on behalf of investors worldwide. For additional information on BlackRock, please visit www.blackrock.com | Twitter: @blackrock | Blog: www.blackrockblog.com | LinkedIn: www.linkedin.com/company/blackrock.

Availability of Fund Updates

BlackRock will update performance and certain other data for the Funds on a monthly basis on its website in the “Closed-end Funds” section of www.blackrock.com as well as certain other material information as necessary from time to time. Investors and others are advised to check the website for updated performance information and the release of other material information about the Funds. This reference to BlackRock’s website is intended to allow investors public access to information regarding the Funds and does not, and is not intended to, incorporate BlackRock’s website in this release.

Forward-Looking Statements

This press release, and other statements that BlackRock or a Fund may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to a Fund’s or BlackRock’s future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as

“trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

With respect to the Funds, the following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: (1) changes and volatility in political, economic or industry conditions, the interest rate environment, foreign exchange rates or financial and capital markets, which could result in changes in demand for the Funds or in a Fund’s net asset value; (2) the relative and absolute investment performance of a Fund and its investments; (3) the impact of increased competition; (4) the unfavorable resolution of any legal proceedings; (5) the extent and timing of any distributions or share repurchases; (6) the impact, extent and timing of technological changes; (7) the impact of legislative and regulatory actions and reforms, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, and regulatory, supervisory or enforcement actions of government agencies relating to a Fund or BlackRock, as applicable; (8) terrorist activities, international hostilities and natural disasters, which may adversely affect the general economy, domestic and local financial and capital markets, specific industries or BlackRock; (9) BlackRock’s ability to attract and retain highly talented professionals; (10) the impact of BlackRock electing to provide support to its products from time to time; and (11) the impact of problems at other financial institutions or the failure or negative performance of products at other financial institutions.

Annual and Semi-Annual Reports and other regulatory filings of the Funds with the Securities and Exchange Commission (“SEC”) are accessible on the SEC’s website at www.sec.gov and on BlackRock’s website at www.blackrock.com, and may discuss these or other factors that affect the Funds. The information contained on BlackRock’s website is not a part of this press release.

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